Exhibit 12.1

Dynegy Holdings Inc.

Computation of ratio of earnings to fixed charges

						Pro Forma		Historical		Pro Forma
	Years Ended December 31,					Year Ended December 31, 2006(a)		Six Months Ended June 30, 2007		Six Months Ended June 30, 2007
(in millions)	2002	2003	2004	2005	2006
Computation of Loss:
Pre-tax earnings (losses) from continuing operations, adjusted for minority interest	$(1,391)	$(603)	$(410)	$(1,101)	$(421)	$(439	)(c)	$147		97	(c)
Less: undistributed earnings (losses) from equity investees	(126)	(5)	(6)	(72)	(1)	(1)		—		—

Computed Earnings (Loss)	$(1,265)	$(598)	$(404)	$(1,029)	$(420)	$(438)		$147		97

Fixed Charges:
Interest costs:
Interest Expense and amortization of financing costs and discount and premium on all indebtedness(e)	$286	$338	$359	$436	$339	$517	(c)	$144	(f)	203	(c)(f)(g)
Capitalized	16	12	4	3	3	8	(d)	6		11
Estimated interest component of rental expenses	71	66	67	57	56	56		30		30

Total fixed charges	$373	$416	$430	$496	$398	$581		$180		244

Pre-tax computed earnings (losses) and fixed charges, exclusive of capitalized interest	$(908)	$(194)	$22	$(536)	$(25)	$135		$321		330
Ratio of earnings to fixed charges	(b )	(b )	(b )	(b )	(b )	(b	)	1.78		1.35

(a)	To give effect to the completion of the transactions contemplated by the Merger Agreement as if the transactions had occurred on January 1, 2006 in the case of the pro forma for the year ended December 31, 2006, and as of January 1, 2007 in the case of the pro forma for the six months ended June 30, 2007.

(b)	For the years ended December 31, 2002, 2003, 2004, 2005 and 2006, earnings were insufficient to cover fixed charges by $1,281 million, $610 million, $408 million, $1,032 million and $423 million, respectively. For the pro forma year ended December 31, 2006, earnings were insufficient to cover fixed charges by $446 million.

(c)	See “Unaudited pro forma condensed consolidated financial data” beginning on page 36.

(d)	Includes $5 million of interest that was capitalized by the Acquired Entities.

(e)	Excludes interest charges related to the early extinguishment of debt of $36 million and $7 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. Excludes losses related to the early extinguishment of debt of $36 million and $31 million for the pro forma year ended December 31, 2006 and the pro forma six months ended June 30, 2007, respectively.

(f)	Includes $27 million of mark-to-market income from interest rate swap agreements associated with the Plum Point Term Facility and $12 million of income from interest rate swap agreements, prior to being terminated, associated with the debt acquired from the Contributed Entities that was refinanced in May 2007.

(g)	Includes $6 million of realized losses on interest rate swap agreements incurred by the Contributed Entities as a result of terminating the agreements in connection with refinancing the related debt.

S-1